VF 8-28-02

02023442

STATES
HANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44870

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the **Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

1st Global Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8150 North Central Expressway, Suite M-1000
(No. and Street)

Dallas	TX	75206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen A. Batman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Global Capital Corp., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Stephen A. Batman
Signature

Chairman & CEO
Title

Lynne Mabry
Notary Public

LYNNE MABRY
MY COMMISSION EXPIRES
January 17, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.

1st Global Capital Corp.

Statement of Financial Condition

June 30, 2002

1st Global Capital Corp.

Contents

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
1st Global Capital Corp.

We have audited the accompanying statement of financial condition of 1st Global Capital Corp. as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of 1st Global Capital Corp. as of June 30, 2002 in conformity with U.S. generally accepted accounting principles.

Cheshier & Fuller, L.L.P.
CHESHIER & FULLER, L.L.P.

Dallas, Texas
July 23, 2002

1st Global Capital Corp.

Statement of Financial Condition

June 30, 2002

ASSETS

Cash and cash equivalents	$ 756,359
Cash segregated under federal and other regulations	289,809
Receivable from brokers and dealers	1,056,824
Other assets	314,161
Receivables from related parties	123,011
	$2,540,164

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 9,823
Payable to brokers and dealers	185,140
Commissions payable	843,550
Securities sold, not yet purchased	5,022
State income taxes payable	32,155
Payable to Parent – income taxes	56,837
Deposits	38,054
	1,170,581
Stockholder's equity:	
Common stock - no par, 10,000 shares authorized, 10 shares issued and outstanding	24,000
Retained earnings	1,345,583
Total Stockholder's Equity	1,369,583
	$2,540,164

The accompanying notes are an integral part of this financial statement.

1st Global Capital Corp.
Notes to the Financial Statement
June 30, 2002

Note 1 - General Information and Summary of Significant Accounting Policies

The Company is a wholly owned subsidiary of 1st Global, Inc. (Parent).

1st Global Capital Corp. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (S.E.C.) under Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

For purposes of the statement of financial condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of a financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Cash and Cash Equivalents

Cash and cash equivalents include two repurchase agreements at June 30, 2002:

> $677,541 yielding 0.9850% maturing July 1, 2002 and is secured by a $664,256 Federal National Mortgage Association Note (market value $677,541) yielding 6.500% due July 1, 2032.
>
> $20,435 yielding 0.9850% maturing July 1, 2002 and is secured by a $20,034 Federal National Mortgage Association Note (market value $20,435) yielding 6.500% due June 1, 2032.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2002, the Company had net capital of approximately $911,658 and net capital requirements of $77,743. The Company's ratio of aggregate indebtedness to net capital was 1.28 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Cash Segregated Under Federal and Other Regulations

Cash of $289,809 has been segregated in a special bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. $177,898 is owed to various mutual funds for the purchase of securities by customers and is included in payable to brokers and dealers.

Note 5 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. There are no material book and tax differences. At June 30, 2002, the amount payable to Parent for income taxes was $56,837.

Note 6 - Related Party Transactions

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with members of the group. Essentially all operating costs and expenses of the group are incurred by an affiliate.

Note 7 - Possession or Control Requirement

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities.

Note 8 - Concentration Risk

At June 30, 2002, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 9 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company has NASD arbitrations and legal proceedings incidental to its securities business. Management intends to present a vigorous defense. The ultimate outcome of the proceedings cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in this financial statement.